Exhibit 8.1

		Beneficial
Name of Subsidiary and Name Under Which It Does Business	Place of Incorporation	Ownership
Shanda Games International (Pte) Ltd.	Singapore	100%
Eyedentity Games, Inc.	Republic of Korea	100%
Mochi Games, Inc.	Delaware	100%
Actoz Soft Co., Ltd.	Republic of Korea	51.6	%(1)
Shengqu Information Technology (Shanghai) Co., Ltd.	PRC	100%
Shengji Information Technology (Shanghai) Co., Ltd.	PRC	100%
Lansha Information Technology (Shanghai) Co., Ltd.	PRC	100%
Kuyin Software (Shanghai) Co., Ltd.	PRC	100%

(1)	As of December 31, 2010

Name of Consolidated Affiliate and Name Under Which It Does Business	Place of Incorporation
Shanghai Shulong Technology Development Co., Ltd.	PRC
Shanghai Shulong Computer Technology Co., Ltd.	PRC
Nanjing Shulong Computer Technology Co., Ltd.	PRC
Chengdu Youji Technology Co., Ltd.	PRC
Tianjin Youji Technology Co., Ltd.	PRC
Chengdu Aurora Technology Development Co., Ltd.	PRC
Chengdu Simo Technology Co., Ltd	PRC
Shanghai Hongli Digital Technology Co., Ltd.	PRC